Exhibit (a)(1)(xxii)

[MMC Letterhead]

June 20, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

There are approximately ten days left in which to make your election to participate in the MMC Stock Option Exchange program. The offer is scheduled to end at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. To participate in this program, you must submit your election by that deadline.

Whether or not you have already made an election to participate in the program, you should note that the text of the Offer to Exchange Certain Outstanding Shares has been revised in response to comments received from the Securities and Exchange Commission. The underlying terms of the offer (including options eligible for exchange and the exchange ratios) remain unchanged.

Please visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com or www.peoplelink.ca in Canada to review the Amended and Restated Offer to Exchange Certain Outstanding Shares (revised 6/9/05), including a new Schedule C, which includes summary financial information about MMC. If you are interested in reviewing the textual changes, they are listed in Amendment No. 1 to Schedule TO, which is available with MMC’s other filings at www.sec.gov.

Accessing MMC PeopleLink to Make Your Election

You can access information about the Stock Option Exchange program through the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com or www.mmcpeoplelink.ca in Canada. You can review the exchange process and see a list of your options eligible for exchange and the exchange ratios, as well as the general tax implications of the exchange that may apply to you, and how to elect to exchange options. You’ll also find answers to frequently asked questions. Everything can be printed out for your convenience. Before deciding whether or not to participate, please read everything carefully. Keep in mind that this is a completely voluntary program.

If you are employed outside North America, you should have received an e-mail from MMC PeopleLink with the password and instructions you need to access the site’s Stock Option Exchange section. This e-mail was sent shortly after the announcement of the Stock Option Exchange program on May 20. (North American employees were not sent a password e-mail because they already have password access to MMC PeopleLink.)

If you did not receive your password or have any questions about the Stock Option Exchange program, please call 212-345-3500 between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time or send an e-mail to MMC.Stock.Option.Group@mmc.com. You can also call 212-345-3500 if you experience technical problems with MMC PeopleLink. You will be able to leave a voice message on this extension for calls after business hours.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a paper copy of the tender offer statement by contacting MMC Corporate Development at (212) 345-5475.